Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Income from continuing operations	$5,323	$2,275	$15,851	$7,946
Additions:
Fixed charges
Interest expense	15,985	16,443	47,286	50,071
Capitalized interest	392	236	1,250	400
	16,377	16,679	48,536	50,471
Deductions:
Capitalized interest	(392)	(236)	(1,250)	(400)
Net income attributable to noncontrolling interests	—	(28)	—	(85)
Adjusted earnings	21,308	18,690	63,137	57,932
Fixed charges (from above)	$16,377	$16,679	$48,536	$50,471
Ratio of earnings to fixed charges	1.30	1.12	1.30	1.15

Debt service coverage ratio:

	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Net income attributable to the controlling interests	$9,561	$63,008	$20,750	$74,195
Additions:
Interest expense	16,049	16,739	47,477	50,962
Real estate depreciation and amortization	26,218	24,422	77,803	75,130
Income tax expense	17	(27)	188	1,146
Real estate impairment	—	—	—	599
Non-real estate depreciation	254	243	783	759
	42,538	41,377	126,251	128,596
Deductions:
Loss on extinguishment of debt	—	—	—	—
Gain on sale of real estate	(3,724)	(56,639)	(3,724)	(56,639)
Adjusted EBITDA	48,375	47,746	143,277	146,152
Debt service
Interest expense	16,049	16,739	47,477	50,962
Principal amortization	1,250	1,142	4,150	3,189
	$17,299	$17,881	$51,627	$54,151
Debt service coverage ratio	2.80	2.67	2.78	2.70